





10015477

16 March 2010

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

Pursuant to Rule 703 of the Listing Manual of the Singapore Exchange Securities Trading Limited, NOL has today made an announcement in relation to the agreement entered between its wholly-owned liner entity, APL (Bermuda) Ltd. with a syndicate of banks and financial institutions for a term loan of US$300 million. The syndicated facility was arranged by Sumitomo Mitsui Banking Corporation.

Attached is a copy of the announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Enc

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Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2010\Letters to US SEC (Elliott Staffin)\Letter to SEC (Elliott Staffin)(Rule 703 - SMBC Term Loan) - 16Mar10.DOC





Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

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* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	16-Mar-2010 17:31:56
Announcement No.	00074

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Announcement Title *	PURSUANT TO RULE 703 OF THE LISTING MANUAL
Description	Please refer to the Company's announcement (attached) on the above subject.

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SEC Exemption
No. 82-2605



NEPTUNE ORIENT LINES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration Number: 196800632D

ANNOUNCEMENT PURSUANT TO RULE 703 OF THE LISTING MANUAL

Neptune Orient Lines Limited ("NOL") announces that its wholly-owned liner entity, APL (Bermuda) Ltd., is taking a term loan of US$300 million from a syndicate of banks and financial institutions. The term loan, which is guaranteed by NOL, will be used for general corporate funding purposes. The syndicated facility was arranged by Sumitomo Mitsui Banking Corporation.

The borrowing is not expected to have a material impact on the net asset value or earnings per share of NOL Group as of the date of announcement.

None of the Directors or controlling shareholders of NOL has any interest, direct or indirect, in the borrowing.

BY ORDER OF THE BOARD

Wong Kim Wah (Ms)
Company Secretary

16 March 2010